UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OceanFirst Financial Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

675234108

CUSIP Number

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 623,476
	6	Shared Voting Power 0
	7	Sole Dispositive Power 623,476
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 623,476
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.0%
12	Type of Reporting Person (See Instructions) IA

Item 1(a).

Name of Issuer:

OceanFirst Financial Corp. (the “Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Office:

975 Hooper Avenue

Toms River, New Jersey 08754-2009

Item 2(a).

Name of Person Filing:

Philadelphia Financial Management of San Francisco, LLC (“Philadelphia Financial”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

Three Embarcadero Center, Suite 2350

San Francisco, Ca 94111

Item 2(c).

Citizenship:

Reference is made to Item 4 of Page 2 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).

Title of Class of Securities:

Common Stock of the Issuer, par value $0.01 per share (the “Securities”).

Item 2(e).

CUSIP Number:

675234108

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

[   ]

(a)

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

[   ]

(b)

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

[   ]

(c)

Insurance company defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

[   ]

(d)

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

[X]

(e)

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

[   ]

(f)

An employee benefit plan or endowment fund accordance with §240.13d-1(b)(1)(ii)(F);

[   ]

(g)

A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

[   ]

(h)

A savings associations as defined in Section 3(b) of Federal Deposit Insurance Act (12 U.S.C. 1813);

[   ]

(i)

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[   ]

(j)

Group,  in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership:

Reference is hereby made to Items 5-9 and 11 of page 2 of this Schedule, which Items are incorporated by reference herein.

Philadelphia Financial, as the general partner of various investment limited partnerships and/or as the investment adviser of various client accounts, may be deemed to beneficially own the Securities owned by such accounts, in that it may be deemed to have the power to direct the voting or disposition of those Securities.  Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual members, executive officers or other agents or representatives of Philadelphia Financial might be deemed to be “beneficial owners” of some or all of the Securities, insofar as such individual ma be deemed to share the power to direct the voting or disposition of the Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of page 2 was derived from the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007, in which the Issuer stated that the number of shares of its Common Stock outstanding as of November 6, 2007 was 12,346,465.

Item 5.

Ownership of Five Percent or Less of a Class:

N/A

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

As noted above, Philadelphia Financial serves as general partner and/or investment adviser to certain investment limited partnerships and/or other client accounts that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.  Other than as reported in this Schedule, however, no investment limited partnerships’ or other clients’ holdings exceed 5% of the Issuer’s Common Stock.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8.

Identification and Classification of Members of the Group:

N/A

Item 9.

Notice of Dissolution of Group:

N/A

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge that belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2008	PHILDADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:
Rachel Clarke
Chief Compliance Officer and Member